FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 3/19/2019

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29, avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing Annual General Meetings of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Arturo Sporleder
Name: Arturo Sporleder
Title: Secretary to the Board of Directors

Dated: March 19, 2019

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com
Ternium Announces Annual General Meeting of Shareholders

Luxembourg, March 19, 2019 - Ternium S.A. (NYSE: TX) announced today that its annual general meeting of shareholders will be held on Monday May 6, 2019, at 2:00 p.m. (Central European Time) at the Company’s registered office, located at 29, avenue de la Porte-Neuve, L-2227, Luxembourg. Each holder of Ternium ADRs as of March 29, 2019, are entitled to instruct The Bank of New York Mellon, as depositary bank, as to the exercise of the voting rights in respect of the Company’s shares underlying such holder’s ADRs.

The Notice and Agenda for the Meeting, the Shareholder Meeting Brochure and Proxy Statement, the Company’s 2018 annual report and other documents for the meeting, are available to shareholders on the Investor Center’s section of the Company’s website at www.ternium.com. The 2018 annual report includes the Company’s consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, together with the board of directors’ and the independent auditors’ reports thereon, and the Company’s annual accounts as of December 31, 2018, together with the independent auditors’ reports thereon. Copies of all such documents may also be requested, free of charge, at the Company’s registered office, between 10:00 a.m. and 5:00 p.m. (Central European Time). In addition, shareholders registered in the Company’s share register may obtain electronic copies of such documents, free of charge, by sending an e-mail request to ir@ternium.com.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.